W.R. HAMBRECHT + CO., LLC
539 Bryant Street, Suite 100
San Francisco, CA 94107
September 26, 2005
VIA EDGARLINK AND FACSIMILE
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Avalon Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-124565
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, W.R. Hambrecht + Co., LLC, Legg Mason Wood Walker Incorporated and Susquehanna Financial Group, LLLP (the “Underwriters”), as the Underwriters of the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Avalon Pharmaceuticals, Inc. that the effective time of the above-captioned Registration Statement be accelerated to 04:00 p.m. Eastern Time, on September 28, 2005, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on May 3, 2005:

To Whom Distributed	Number of Copies

Retail brokerage offices	2,400
Institutions (including prospective underwriters)	3,000

Total	5,400
     With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that the Underwriters have distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date it is

Division of Corporate Finance
September 26, 2005

expected that confirmations of sale will be mailed. Selected Dealers, if any, will represent that they will comply with Rule 15c2-8.
     The Commission is advised that the amount of compensation to be allowed or paid to the Underwriters, to be disclosed in the Registration Statement, as amended, will not exceed an amount that has been approved by the National Association of Securities Dealers, Inc.

Very truly yours,
W.R. HAMBRECHT + CO., LLC LEGG MASON WOOD WALKER INCORPORATED SUSQUEHANNA FINANCIAL GROUP, LLLP
By:	/s/ Gordon K. Johnson
W.R. Hambrecht + Co., LLC
Name:	Gordon K. Johnson

Title:	Managing Director